

January 3, 2011

David W. Dunlap
Chief Financial Officer
Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560

>   **Re: Socket Mobile, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 17, 2010**
>   **File No. 333-171267**

Dear Mr. Dunlap:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You held your annual meeting on April 29, 2010, but did not file a Form 8-K reporting the results until May 5, 2010. Instruction 1 to Item 5.07 of Form 8-K provides that the four business day period for reporting the event under Item 5.07 shall begin to run on the day on which the meeting ended. In your response letter, please provide us with a detailed analysis supporting your belief that the Form 8-K was timely filed and addressing your eligibility to use Form S-3. Refer to General Instruction I.A.3(b) of Form S-3.

Front Cover Page of Registration Statement

2. We note your reference to Securities Act Rule 416 in section (c) of footnote 1 to the fee table. Please note that you may not rely on Rule 416 to register for resale an indeterminate number of shares of common stock that you may issue under a conversion formula based on fluctuating market prices; you must register for resale the maximum

number of shares that you think you may issue on conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, you must file a new registration statement to register the additional shares for resale. For guidance, refer to Question 213.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules. Please confirm your understanding in your response letter.

Information Incorporated by Reference, page 28

3.   You have not incorporated by reference your quarterly reports on Form 10-Q for the quarters ended June 30, 2010 and March 31, 2010. See Item 12(a)(2) of Form S-3. Please revise.

4.   Please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (650) 493-6811
        Herbert P. Fockler, Esq.
        Wilson Sonsini Goodrich & Rosati